Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Debbie Kaye
Zintel Public Relations	Corporate Communications Manager
matthew.zintel@zintelpr.com	debbie.kaye@aladdin.com
310.574.8888	646.468.0481

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Comments on
Media Reports about Jasmine Discussions

TEL AVIV, ISRAEL, January 6, 2009 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN) today released an update regarding the ongoing discussions with Jasmine Holdco LLC, an affiliate of Vector Capital.

In response to a January 6th article published in the Israeli Newspaper “The Marker” and other media reports, Aladdin announced that it is continuing discussions with Jasmine Holdco regarding a possible strategic transaction. There can be no assurance that a definitive transaction between Aladdin and Jasmine can be negotiated or the timing or terms of any such transaction.

Aladdin and Jasmine have extended the previously announced standstill agreement, which originally expired on October 30, 2008, during the pendency of these negotiations.

Aladdin intends to make a further announcement upon the execution of any definitive agreement with Jasmine or the termination of negotiations with Jasmine.

About Aladdin
Aladdin Knowledge Systems (NASDAQ: ALDN) is an information security leader with offices in 15 countries, a worldwide network of channel partners, and numerous awards for innovation. Aladdin eToken is the world’s #1 USB-based authentication solution, offering identity and access management tools that protect sensitive data. Aladdin SafeWord two-factor authentication technology protects companies’ important information assets and applications. Aladdin HASP SRM boosts growth for software developers and publishers through strong anti-piracy protection, IP protection, and secure licensing and product activation. Aladdin eSafe delivers real-time intelligent Web gateway security that helps protect data and networks, improves productivity, and enables compliance. Visit www.Aladdin.com.

©2009 Aladdin Knowledge Systems, Ltd. All rights reserved. eToken, eSafe, Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners.